Exhibit 11.1

INSIDER TRADING COMPLIANCE POLICY
Adopted: February 27, 2025
Contents
    Page
II.    Statement of Policies Prohibiting Insider Trading    2
III.    Explanation of Insider Trading    3
IV.    Procedures to Prevent Insider Trading    5
V.    Additional Prohibited Transactions    6
VI.    Rule 10b5-1 Trading Plans    8
VII.    Certification of Compliance    9

RISKIFIED LTD.

INSIDER TRADING COMPLIANCE POLICY
U.S. federal securities laws prohibit trading in the securities of a company while in possession of material nonpublic information (“Insider trading”) and providing material nonpublic information in breach of a duty of trust or confidence. These laws also prohibit anyone who is aware of material nonpublic information from providing this information to others who may trade. Violating such laws can undermine investor trust, harm our company’s reputation, and result in your dismissal from Riskified Ltd. (together with its subsidiaries, the “Company”) or even serious criminal and civil charges against you and the Company. Penalties for trading on or tipping material nonpublic information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in such unlawful conduct and their employers. The size of the transaction or the amount of profit received does not have to be significant to result in prosecution. The penalties for violating insider trading laws include imprisonment, disgorgement of profits, civil fines, and significant criminal fines. Insider Trading is also prohibited by this Policy, and the Company reserves the right to take whatever disciplinary or other measure(s) it determines in its sole discretion to be appropriate in any particular situation, including removal or dismissal for cause, and disclosure of wrongdoing to governmental authorities.
This Insider Trading Compliance Policy (this “Policy”) outlines your responsibilities to avoid insider trading and implements certain procedures to help you avoid even the appearance of insider trading. You should also refer to the Company’s Merchant Securities Trading Policy for more information regarding restrictions related to transacting in securities of the Company’s clients.
I.Overview; Persons Covered by this Policy; Policy Administration
This Policy applies to all officers1, directors, and employees of the Company. As someone subject to this Policy, you are responsible for ensuring that members of your household also comply with this Policy. This Policy also applies to any entities you control, including any corporations, limited liability companies, partnerships, or trusts, and transactions by such entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account. The Company may determine that this Policy applies to additional persons with access to material nonpublic information, such as contractors or consultants. This Policy extends to all activities within and outside your Company duties. Every officer, director, and employee must review this Policy. Officers, directors, and employees, together with any other person or entity designated by the Compliance Officer as being subject to this Policy from time to time, are referred to collectively as “Covered Persons.”
1 For purposes of this Policy, “officer” has the meaning of the term in Rule 16a-1(f) under Exchange Act of 1934, as amended, which means the Company’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company.

Questions regarding the Policy should be directed to the Company’s “Compliance Officer.” For purposes of this Policy, the “Compliance Officer” shall be the Company’s General Counsel; provided that if the Company’s General Counsel is unavailable or personally involved in the transaction at issue, the Compliance Officer shall be the Company’s Chief Financial Officer.
The Compliance Officer shall have the authority to interpret and update this Policy and all related policies and procedures. In particular, such interpretations and updates of this Policy, as authorized by the Compliance Officer, may include amendments to or departures from the terms of this Policy, to the extent consistent with the general purpose of this Policy and applicable securities laws.
Actions taken by the Company, the Compliance Officer, or any other Company personnel do not constitute legal advice, nor do they insulate you from the consequences of noncompliance with this Policy or with securities laws.
II.Statement of Policies Prohibiting Insider Trading
No Covered Person shall purchase, sell, gift or otherwise transfer any type of security while in possession of material nonpublic information relating to the security or the issuer of such security in breach of a duty of trust or confidence, whether the issuer of such security is the Company or any other company. In addition, no Covered Person shall purchase, sell gift or otherwise transfer any security of any other company, including a customer, supplier, business partner or economically-linked company, such as a competitor or peer company, while in possession of material, non-public information if such information is obtained in the course of the Covered Person’s employment by or service to the Company (to the extent there is a reasonable likelihood that such information would be considered important to an investor in making an investment decision in such other company).
These prohibitions do not apply to:
•transactions in the Company’s securities directly with the Company;
•transactions relating to equity incentive awards without any open-market sale of securities (e.g., cash exercises of stock options or the “net settlement” of restricted stock units, but not broker-assisted cashless exercises or open-market sales to cover taxes upon the vesting of restricted stock units);
•to the extent the Company offers its securities as an investment option in an employee stock purchase plan or offers a dividend reinvestment plan, the purchase of stock through the Company’s employee stock purchase plan resulting from a periodic contribution pursuant to an election made at the time of enrollment or resulting from the reinvestment of dividends paid on Company stock, respectively; for the avoidance of doubt, any subsequent sale of stock acquired pursuant to such plans, any decision to participate in such plans, or changing instructions regarding the level of withholding contributions which are used to purchase such stock under such plans, is subject to this Policy (including, as applicable, the pre-clearance requirements and the blackout prohibitions of Section IV hereof);

•“sell-to-cover” transactions pursuant to a non-discretionary policy adopted by the Company that is intended to facilitate the payment of withholding taxes associated with vesting of equity awards (other than stock options); or
•transactions under a pre-cleared plan designed to comply with Rule 10b5-1 (“Rule 10b5-1”) promulgated under the Securities Exchange Act of 1934, as amended (a “Trading Plan”) or transactions under a pre-cleared non-Rule 10b5-1 trading arrangement (a “Trading Arrangement”).
No Covered Person shall directly or indirectly communicate (or “tip”) material nonpublic information to anyone outside the Company (except in accordance with the Company’s policies regarding confidential information) or to anyone within the Company other than on a “need-to-know” basis.
III.Explanation of Insider Trading
“Insider trading” refers to the purchase or sale of a security while in possession of material nonpublic information relating to the security.
“Securities” includes shares, bonds, notes, debentures, options, warrants, equity and other convertible securities, as well as derivative instruments.
“Purchase” and “sale” are defined broadly under the federal securities law. “Purchase” includes not only the actual purchase of a security, but any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions, including conventional cash-for-shares transactions, conversions, the exercise of share options, pledging and margin loans, transfers, acquisitions and exercises of warrants or puts, calls, or other derivative securities.
A.What Facts Are Material?
Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell, or hold a security, if the information is likely to have a significant effect on the market price of the security or if it would significantly alter the total mix of information available to investors. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt, or equity. Also, information that something is likely to happen in the future—or even just that it may happen—could be deemed material.
Examples of material information include (but are not limited to) information about corporate earnings or earnings forecasts; possible mergers, acquisitions, tender offers, or dispositions; dividends; major new products or product developments; important business developments such as major contract awards or cancellations, developments regarding strategic collaborators, or the status of regulatory submissions; management or control changes; changes in auditors or auditor notification that the issuer may no longer rely on an audit report; significant borrowing or financing developments, including pending public sales or offerings of debt or equity securities; defaults on borrowings; bankruptcies; cybersecurity or data security incidents; and significant litigation or regulatory actions. Moreover, material information does not have to be related to a company’s business. For example, the contents of a forthcoming newspaper column that is expected to affect the market price of a security can be material.
Questions regarding material information should be directed to the Compliance Officer. A good rule of thumb: When in doubt, do not trade.
B.What Is Nonpublic?
Information is “nonpublic” if it is not broadly disseminated to the general public so that investors have been able to factor the information into the market price of the security. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors in a Regulation FD-compliant method, such as a press release, a filing with the US Securities and Exchange Commission (the “SEC”) or a Regulation FD-compliant conference call. The Compliance Officer shall have sole discretion to decide whether information is public for purposes of this Policy.
The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. In addition, even after a public announcement, a reasonable period of time may need to lapse in order for the market to react to the information. Generally, one should allow two full trading days following publication as a reasonable waiting period before such information is deemed to be public. For purposes of this Policy, a “trading day” is a day on which U.S. national stock exchanges are open for trading. If, for example, the Company were to make an announcement on a Monday prior to 9:30 a.m. Eastern Time, the information would be deemed public after the close of trading on Tuesday. If an announcement were made on a Monday after 9:30 a.m. Eastern time, the information would be deemed public after the close of trading on Wednesday.
C.Trading by Persons Other Than Insiders
Covered Persons may be liable for communicating or tipping material nonpublic information to a third party (“tippee”), and insider trading violations are not limited to trading or tipping by Covered Persons. Persons other than Covered Persons can also be liable for insider trading, including tippees who trade on material nonpublic information tipped to them or individuals who trade on material nonpublic information that has been misappropriated. Covered Persons may be held liable for tipping even if they receive no personal benefit from tipping and even if no close personal relationship exists between them and the tippee.
Tippees inherit an insider’s duties and are liable for trading on material nonpublic information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material nonpublic information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

IV.Procedures to Prevent Insider Trading
The following procedures have been established, and will be maintained and enforced, by the Company to prevent insider trading.
A.Blackout Periods
The period during which the Company prepares quarterly financials is a sensitive time for insider trading purposes, as Company personnel may be more likely to possess, or be presumed to possess, material nonpublic information. To avoid the appearance of impropriety and assist Company personnel in planning transactions in the Company’s securities for appropriate times, no officer, director, or employee as may be designated from time to time by the Compliance Officer (as well as any individual or entity covered by this Policy by virtue of their relationship to such director, officer or employee) shall purchase, sell, gift or otherwise transfer any security of the Company during the period beginning at 11:59 p.m. ET on the 14th calendar day before the end of any fiscal quarter of the Company and ending upon completion of the second full trading day after the public release of earnings data for such fiscal quarter or during any other trading suspension period declared by the Company except as otherwise permitted by this Policy. For example, if the Company’s fourth fiscal quarter ends on December 31, the corresponding blackout period would begin at 11:59 p.m. ET, on December 17 and end at the close of trading (generally, 4:01 p.m. ET) on the second full trading day after the public release of earnings data for such fiscal quarter.
From time to time, the Company, through the Board of Directors or the Compliance Officer, may determine that an additional blackout period is appropriate. Subject to the exceptions noted above, persons subject to an additional blackout period must not purchase, sell, gift or otherwise transfer any security of the Company, except as otherwise permitted by this Policy, and must not disclose to others that the Company has suspended trading as the event-specific blackout period will not be announced to those not subject to it.
Even if the Company has not notified you that you are subject to an event-specific blackout period, if you are aware of material nonpublic information about the Company, you should not trade in Company securities. Any failure by the Company to designate you as subject to an event-specific blackout period, or to notify you of such designation, does not relieve you of your obligation not to trade in the Company’s securities while possessing material nonpublic information.
B.Pre-clearance of All Trades by All Officers, Directors and Certain Key Employees
To provide assistance in preventing inadvertent violations of applicable securities laws and to avoid the appearance of impropriety in connection with the purchase and sale of the Company’s securities, all transactions in the Company’s securities (including, without limitation, acquisitions and dispositions of Company shares, the exercise of share options, elective transactions under 401(k)/ESPP/deferred compensation plans, if any, and the sale of Company shares issued upon exercise of share options) by officers, directors, and certain key employees as are designated from time to time by the Compliance Officer as being subject to this pre-clearance process (with their controlled entities and household members) (each, a “Pre-clearance Person”) must be pre-cleared by the Company’s Compliance Officer, except for certain exempt transactions as explained in Section VI of this Policy.
A request for pre-clearance must be in writing (including by e-mail) (in the form approved by the Compliance Officer), should be made at least two (2) business days in advance of the proposed transaction, and should include the identity of the Pre-clearance Person, a description of the proposed transaction, the proposed date of the transaction, and the number of shares or other securities to be involved. In addition, the person requesting pre-clearance must execute a certification (in the form approved by the Compliance Officer) that he, she or it is not aware of material, nonpublic information about the Company. The Compliance Officer shall have sole discretion to decide whether to clear any contemplated transaction. All trades that are pre-cleared must be effected within five business days of receipt of the pre-clearance, unless a specific exception has been granted by the Compliance Officer. A pre-cleared trade (or any portion of a pre-cleared trade) that has not been effected during the five business day period must be pre-cleared again prior to execution. Notwithstanding receipt of pre-clearance, if the Pre-clearance Person becomes aware of material nonpublic information or becomes subject to a blackout period before the transaction is effected, the transaction may not be completed. Transactions under a previously established Rule 10b5-1 Trading Plan that has been preapproved in accordance with this Policy are not subject to further pre-clearance.
None of the Company, the Compliance Officer, or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a request for pre-clearance submitted pursuant to this Section IV.B. Notwithstanding any pre-clearance of a transaction pursuant to this Section IV.B, none of the Company, the Compliance Officer, or the Company’s other employees assumes any liability for the legality or consequences of such transaction to the person engaging in such transaction.
C.Post-Termination Transactions
With the exception of the pre-clearance requirement, this Policy continues to apply to transactions in the Company’s securities even after termination of service to the Company. If you are in possession of material nonpublic information when your service terminates, you may not trade in the Company’s securities until that information has become public or is no longer material.
V.Additional Prohibited Transactions
The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if Covered Persons engage in certain types of transactions. Therefore, Covered Persons shall comply with the following policies with respect to certain transactions in the Company securities:
A.Short Sales
Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of the Company’s securities are prohibited by this Policy.
B.Publicly Traded Options
A transaction in options is, in effect, a bet on the short-term movement of the Company’s shares and therefore creates the appearance that an officer, director, or employee is trading based on material nonpublic information. Transactions in options, whether traded on an exchange, on any other organized market or on an over-the-counter market, may also focus an officer’s, director’s, or employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls, or other derivative securities by Covered Persons involving the Company’s equity securities, on an exchange or in any other organized market, are prohibited by this Policy.
C.Hedging Transactions
Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an officer, director, or employee to lock in much of the value of his or her share holdings, often in exchange for all or part of the potential for upside appreciation in the shares. Such transactions allow the officer, director, or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the officer, director, or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, such transactions by Covered Persons involving the Company’s equity securities are prohibited by this Policy.
D.Purchases of the Company’s Securities on Margin; Pledging the Company’s Securities to Secure Margin or Other Loans
Purchasing on margin means borrowing from a brokerage firm, bank, or other entity in order to purchase the Company’s securities (other than in connection with a cashless exercise of share options under the Company’s equity plans). Margin purchases of the Company’s securities are prohibited by this Policy. Pledging the Company’s securities as collateral to secure loans is also prohibited. This prohibition means, among other things, that you cannot hold the Company’s securities in a “margin account” (which would allow you to borrow against your holdings to buy securities).
E.Director and Executive Officer Cashless Exercises
The Company will not arrange with brokers to administer cashless exercises on behalf of directors and executive officers of the Company. Directors and executive officers of the Company may use the cashless exercise feature of their equity awards; provided, however, the Company’s involvement may be limited to confirming that it will deliver the shares to the director or officer’s broker promptly upon payment of the exercise price to avoid any inference that the Company has “extended credit” in the form of a personal loan to the director or executive officer in violation of applicable law. Questions about cashless exercises should be directed to the Compliance Officer.

F.Standing Orders
A standing order placed with a broker to sell or purchase Company securities at a specified price leaves the security-holder with no control over the timing of the transaction. A transaction pursuant to a standing order, which does not meet the standards of a Trading Plan or Trading Arrangement approved in compliance with this Policy, executed by the broker when the individual subject to this Policy is aware of material nonpublic information about the Company, may result in unlawful insider trading. Other than in connection with a Trading Plan or Trading Arrangement under this Policy, entry into or fulfillment of a standing order is prohibited whenever an individual subject to this Policy is in possession of material nonpublic information about the Company (including during a quarterly blackout period for persons subject to the blackout restrictions of this Policy or ad hoc black-out period for those insiders subject to such procedures). All standing orders must be of limited duration, cancelable, and in the case of a person subject to the blackout restrictions of this Policy or a person subject to an ad hoc blackout period, must be immediately canceled upon commencement of quarterly blackout or ad hoc blackout period, as applicable.
G.Partnership Distributions
Nothing in this Policy is intended to limit the ability of an investment fund, venture capital partnership or other similar entity with which a director is affiliated to distribute Company securities to its partners, members or other similar persons. It is the responsibility of each affected director and the affiliated entity, in consultation with their own counsel (as appropriate), to determine the timing of any distributions, based on all relevant facts and circumstances and applicable securities laws.
VI.Rule 10b5-1 Trading Plans
The restrictions in this Policy, except for provisions set forth in the Prohibited Transactions section below, do not apply to transactions under a Trading Plan that satisfies either:
•the conditions of Rule 10b5-1; or
•the elements of a non-Rule 10b5-1 trading arrangement as defined in Item 408(c) of Regulation S-K; and
•the Compliance Officer has pre-approved].
The Compliance Officer may impose such other conditions on the implementation and operation of a Trading Plan as the Compliance Officer deems necessary or advisable.
An individual may only modify a Trading Plan outside of a blackout period and, in any event, when the individual does not possess material nonpublic information. Modifications to and early terminations of a Trading Plan are subject to pre-approval by the Compliance Officer.

The Company also reserves the right from time to time to suspend, discontinue, or otherwise prohibit transactions under a Trading Plan if the Compliance Officer or the Board of Directors, in its discretion, determines that such suspension, discontinuation, or other prohibition is in the best interests of the Company.
During an open trading window, trades differing from Trading Plan instructions that are already in place are allowed as long as the Trading Plan otherwise continues to be followed.
Compliance of a Trading Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Trading Plan are the sole responsibility of the person initiating the Trading Plan, and none of the Company, the Compliance Officer, or the Company’s other employees assumes any liability for any delay in reviewing and/or refusing to approve a Trading Plan submitted for approval, nor the legality or consequences relating to a person entering into, informing the Company of, or trading under, a Trading Plan.
VII.Certification of Compliance
Covered Persons may be asked periodically to certify their compliance with the terms and provisions of this Policy.